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                                                                    EXHIBIT 77D

Columbia Funds Series Trust I -Annual N-SAR report for the period ending
8/31/12

Columbia Balanced Fund
Columbia Greater China Fund
Columbia Mid Cap Growth Fund
Columbia Small Cap Growth Fund I
Columbia Global Dividend Opportunity Fund (formerly known as Columbia Strategic Investor Fund)
Columbia Technology Fund
Active Portfolios(R) Multi-Manager Core Plus Bond Fund
Active Portfolios(R) Multi-Manager Small Cap Equity Fund
Active Portfolios(R) Multi-Manager Alternative Strategies Fund
(the "Funds")

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Item 77D/77Q1(b) - Policies with Respect to Securities Investments:

On June 15, 2012, Form Type 497, Accession No. 0001193125-12-271703, a
supplement to the registration statement of Columbia Funds Series Trust I on behalf of Columbia Global Dividend Opportunity Fund was filed with the SEC. It is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement made material changes to the disclosure in the Principal Investment Strategies section of the Fund's prospectuses as follows:

   Under normal circumstances, the Fund invests at least 80% of its net assets in income-producing (dividend-paying) equity securities of U.S. and foreign companies. Equity securities include, for example, common stock, preferred stock, convertible securities and shares of real estate investment trusts (REITs). The Fund invests principally in securities of companies that Columbia Management Investment Advisers, LLC, the Fund's investment adviser (the Investment Manager), believes are attractively valued and have the potential for long-term growth. The Fund may invest in companies that have market capitalizations of any size.

   Under normal circumstances, the Fund will invest at least 40% of its net assets in foreign securities, including securities of companies in emerging market countries. The Fund may invest directly in foreign securities or indirectly through depositary receipts. Depositary receipts are receipts issued by a bank or trust company and evidence ownership of underlying securities issued by foreign companies.

   The Fund may invest in derivatives, including futures, forwards, options, swap contracts and other derivative instruments. The Fund may invest in derivatives for both hedging and non-hedging purposes, including, for example, to seek to enhance returns or as a substitute for a position in an underlying asset.

   The Investment Manager combines fundamental analysis with risk management in identifying investment opportunities and constructing the Fund's portfolio. The Investment Manager considers, among other factors:

* businesses that are believed to be fundamentally sound and undervalued due to investor indifference, investor misperception of company prospects, or other factors.

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*       various measures of valuation, including price-to-cash flow, price-to-
        earnings, price-to-sales, and price-to-book value.
* a company's current operating margins relative to its historic range and future potential.
* potential indicators of stock price appreciation, such as anticipated earnings growth, company restructuring, changes in management, business model changes, new product opportunities or anticipated improvements in macroeconomic factors.
* a security's current yield and the company's dividend growth capability (management's ability to increase the dividend if it chooses to do so), including its dividend history, dividend payout ratio, and free cash flow sustainability.

The Investment Manager may sell a security when the security's price reaches a target set by the Investment Manager; if the Investment Manager believes that there is deterioration in the issuer's financial circumstances or fundamental prospects, or that other investments are more attractive; or for other reasons.

On June 15, 2012, Form Type 497, Accession No. 0001193125-12-272375, a
supplement to the registration statement of Columbia Funds Series Trust I on behalf of Columbia Balanced Fund was filed with the SEC. It is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement made material changes to the disclosure in the Principal Investment Strategies section of the Fund's prospectuses as follows:

   Under normal circumstances, the Fund invests in a mix of equity and debt securities. Columbia Management Investment Advisers, LLC, the Fund's investment adviser (the Investment Manager), allocates the Fund's assets among equity and debt securities (which includes cash and cash equivalents) based on the Investment Manager's assessment of the relative risks and returns of each asset class. The Fund generally will invest between 35% and 65% of its net assets in each asset class, and in any event will invest at least 25% and no more than 75% of its net assets in each asset class under normal market conditions.

On September 21, 2012, Form Type 497, Accession No. 0001193125-12-399490, a
supplement to the registration statement of Columbia Funds Series Trust I on behalf of Active Portfolios(R) Multi-Manager Small Cap Equity Fund was filed with the SEC. It is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement made material changes to the disclosure in the Principal Investment Strategies section of the Fund's prospectuses as follows:

   The third paragraph within the section of the prospectus for the Fund entitled "Active Portfolios(R) Multi-Manager Small Cap Equity Fund - Principal Investment Strategies" is deleted in its entirety and replaced with the following disclosure:

   Columbia Management is responsible for providing day-to-day portfolio management of two sleeves of the Fund and is also responsible for oversight of the Subadvisers. The Fund's Subadvisers are Conestoga Capital Advisors, LLC (Conestoga), Dalton, Greiner, Hartman, Maher & Co., LLC (DGHM) and EAM Investors, LLC (EAM). In addition, Real Estate Management Services Group, LLC (REMS) provides advisory services with respect to REITs in DGHM's sleeve. Columbia Management, subject to the oversight of the Fund's Board of Trustees, determines the allocation of the Fund's assets to each sleeve (except for REMS, for which DGHM determines the proportion of its sleeve assets to be managed by REMS), and may change these allocations at any time. Columbia Management and the Subadvisers act independently of each other and use their own methodologies for selecting investments.

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*       The subsection entitled "RS Investments - Concentrated Small Cap
        Growth Strategy Sleeve", within the section of the prospectus for the Fund entitled "Active Portfolios(R) Multi-Manager Small Cap Equity Fund - Principal Investment Strategies", is deleted in its entirety and replaced with the following disclosure:

   Conestoga - Small Cap Growth Strategy Sleeve

   Conestoga follows an investment style sometimes called "GARP" or "Growth at a Reasonable Price." Conestoga generally invests its sleeve assets in small-cap companies with expected earnings growth rate that exceed the average expected growth rate of all U.S. publicly traded companies, where (in Conestoga's opinion) valuations seem reasonable compared to the expected earnings growth, where fundamental financial characteristics appear to be strong, where (in Conestoga's opinion) the business model offers a sustainable competitive advantage, and where management has an important ownership stake in the company. Conestoga uses a bottom-up approach in selecting securities. Conestoga may sell a security when the security becomes overvalued in Conestoga's opinion; if Conestoga believes that there is deterioration in the issuer's financial circumstances or fundamental prospects, or that other investments are more attractive; or for other reasons.